FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	April 13, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Conference Call to discuss First Quarter Silver Production
and Year End Financial Results

FIRST MAJESTIC SILVER CORP. (FR-T) (the "Company") is re-announcing as a reminder to those interested parties that a conference call and webcast has been scheduled for Tuesday, April 13, 2010 at 1:15 p.m. (Pacific Time) to discuss the results of the Company’s first quarter production results and the Company’s 2009 year-end financial statements.

To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610

Outside of Canada & USA:	1-604-638-5340

Toll Free Germany:	0800 180 1954

Toll Free UK:	0808 101 2791

Participants should dial in 15 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free:	800-319-6413

Outside Canada & USA:	1-604-638-9010

Pin Code:	3928 followed by the # sign

The replay will be available approximately one hour after the conference and will available for 30 days following the conference. The replay will also be available on the Company’s website for one month.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“Signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.